Oragenics

December 19, 2006

VIA EDGAR AND FACSIMILE (202) 772-9217

Jeffrey Riedler, Esq.

Division of Corporation Finance

Mail Stop 6010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Re:	Oragenics , Inc. (“Oragenics”)

  Registration Statement Post Effective Amendment No. 2 on

  Form SB-2, Filed December 19, 2006

  (the “Registration Statement”)

  SEC File No. 333-125660

Dear Mr. Riedler:

On behalf of Oragenics, Inc. (the “Company”), the undersigned hereby requests effectiveness of the above referenced Registration Statement, effective as of 4:30 p.m., Thursday, December 21, 2006. In connection with this acceleration request the Company hereby acknowledges that:

a. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

b. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your attention and cooperation with this matter. Should you have any questions or need additional information, please do not hesitate to contact me.

Sincerely,

/s/ Robert T. Zahradnik
Robert T. Zahradnik Chief Executive Officer

c:	Darrell C. Smith (via facsimile 813-229-1660)